Exhibit (a)(5)(iv)

Press Release

FOR RELEASE: Tuesday April 24, 12:01 am Pacific Time

Press Contact:	Investor Relations Contact:
John Noh	Laura Graves
408 853-8445	408 526-6521
jnoh@cisco.com	lagraves@cisco.com

Cisco Announces Extension of Tender Offer for WebEx

SAN JOSE, Calif. – April 24, 2007 – Cisco Systems, Inc. (NASDAQ: CSCO), today announced that it is extending its previously announced tender offer for all outstanding shares of WebEx Communications, Inc. (NASDAQ: WEBX), until 12:00 Midnight, New York City time, on Monday, May 7, 2007 (which is the end of the day on May 7, 2007). The tender offer has been extended because certain foreign regulatory approvals necessary for the consummation of the tender offer have not yet been received, as Cisco anticipated in the Offer to Purchase dated March 27, 2007. Cisco continues to expect to complete its tender offer in the fourth quarter of Cisco’s fiscal year 2007.

As announced previously, on March 27, 2007, Cisco, through its wholly-owned subsidiary Wonder Acquisition Corp., commenced a tender offer for all outstanding shares of WebEx at a price of $57.00 per share net to the seller in cash without interest, less brokerage fees and less any required withholding taxes, pursuant to the definitive merger agreement between Cisco and WebEx. The tender offer was previously set to expire at 12:00 Midnight, New York City time, on Monday, April 23, 2007.

As of 5:00 p.m., New York City time, on Monday, April 23, 2007, an aggregate of approximately 38.1 million shares of WebEx common stock, or approximately 75.9% of WebEx’s outstanding shares, had been tendered into, and not withdrawn from, the offer.

Securities Law Disclosure

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of WebEx common stock will be made only pursuant to an offer to purchase and related materials that Cisco Systems, Inc. and Wonder Acquisition Corp. have filed with the SEC on Schedule TO on March 27, 2007, as amended. WebEx also has filed a solicitation/recommendation statement on Schedule 14D-9, as amended, with respect to the offer. WebEx stockholders and other investors should read these materials carefully because they contain important information, including the terms and conditions of the offer. WebEx stockholders and other investors may obtain copies of these materials without charge from the SEC through the SEC’s website at www.sec.gov, from Georgeson Inc., the information agent for the offer, toll-free at (888) 264-7052 (banks and brokers call (212) 440-9800), from Cisco (with respect to documents filed by Cisco with the SEC) by going to Cisco’s Investor Relations Website at http://www.cisco.com/go/investors, or from WebEx (with respect to documents filed by

WebEx with the SEC) by going to WebEx’s Investor Relations Website at www.WebEx.com. Stockholders and other investors are urged to read carefully those materials prior to making any decisions with respect to the offer.

About Cisco Systems

Cisco, (NASDAQ: CSCO), is the worldwide leader in networking that transforms how people connect, communicate and collaborate. Information about Cisco can be found at http://www.cisco.com. For ongoing news, please go to http://newsroom.cisco.com

# # #

Cisco, Cisco Systems, and the Cisco Systems logo are registered trademarks or trademarks of Cisco Systems, Inc. and/or its affiliates in the United States and certain other countries. All other trademarks mentioned in this document are the property of their respective owners. The use of the word partner does not imply a partnership relationship between Cisco and any other company. This document is Cisco Public Information.